Exhibit 99.1

Clearmind Medicine Received Approval for a Voluntary Delisting of its Common Shares From the Canadian Securities Exchange

Vancouver, Canada, March 13, 2024 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq, CSE: CMND), (FSE: CWY) (“Clearmind” or the “company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced that it has applied and received approval for a voluntary delisting of its common shares from the Canadian Securities Exchange (“CSE”). The delisting from the CSE will not affect the company’s listing on the NASDAQ Capital Market (the “NASDAQ”). The common shares will continue to trade on the NASDAQ under the symbol CMND.

The company believes that the trading volume of its shares on the CSE no longer justifies the expenses and administrative efforts required to maintain a dual listing. The company also believes that delisting from the CSE will create a central marketplace for its common shares on the NASDAQ, and ultimately benefit the long-term liquidity and shareholder value of the company.

It is anticipated that, effective as at the close of trading on March 14, 2024, Clearmind’s common shares will no longer be listed and posted for trading on the CSE.

Following delisting from the CSE, Clearmind’s shareholders can trade their common shares through their brokers on NASDAQ. As most brokers in Canada, including many discount and online brokers, have the ability to buy and sell securities listed on NASDAQ, Clearmind’s NASDAQ listing will continue to provide shareholders with the same accessibility to trade the company’s common shares. Shareholders holding shares in Canadian brokerage accounts should contact their brokers to confirm how to trade Clearmind’s shares on the NASDAQ.

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of fifteen patent families. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses how its delisting from the CSE will create a central marketplace for its common shares on the NASDAQ, and ultimately benefit the long-term liquidity and shareholder value of the company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on January 29, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.